Exhibit 99.1

STRATASYS REPORTS SECOND QUARTER 2015 FINANCIAL RESULTS

Company reports $182.3 million in revenue for the second quarter

Second quarter non-GAAP net income of $8 million, or $0.15 per diluted share; and GAAP net loss of $23 million, or ($0.55) per diluted share

Company provides update to financial guidance

MINNEAPOLIS & REHOVOT, Israel, July 30, 2015 — Stratasys Ltd. (NASDAQ:SSYS) today announced financial results for the second quarter of 2015.

Q2-2015 Financial Results Summary:

•                  Revenue for the second quarter of 2015 was $182.3 million, compared to $178.5 million for the same period last year;

•                  GAAP net loss for the second quarter was $22.9 million, or ($0.55) per diluted share, compared to GAAP net loss of $173,000, or ($0.00) per diluted share, for the same period last year.

•                  Non-GAAP net income for the second quarter was $8 million, or $0.15 per diluted share, compared to non-GAAP net income of $28.0 million, or $0.55 per diluted share, reported for the same period last year.

•                  The Company invested a net amount of $22.5 million in R&D projects (non-GAAP basis) during the second quarter, representing 12% of revenues.

•                  The Company used $15.6 million in cash for operations during the second quarter, and currently holds approximately $502.6 million in cash and cash equivalents, and short term bank deposits. The cash balance includes a $175 million drawdown on the Company’s revolving credit facility.

•                  Non-GAAP EBITDA for the second quarter amounted to $12.1 million.

•                  The Company sold 6,731 3D printing and additive manufacturing systems during the second quarter, and has sold a total of 135,928 systems worldwide as of June 30, 2015, on a pro forma combined basis.

“The merger between Stratasys and Objet in 2012 created synergies that combined with the heightened level of mainstream media attention within our industry, have contributed to a period of extraordinary growth for our company and industry over the past two years,” said David Reis, chief executive officer of Stratasys. “We believe our industry is transitioning through a period of slower growth, as users digest their investments in 3D printing and expand the utilization of recently acquired capacity. Despite these headwinds, and certain ongoing macroeconomic challenges in Asia, we are encouraged by sequential improvement in areas of our business, and remain optimistic about our longer-term growth prospects.”

Business Highlights:

•                  Strengthened presence in Germany, Switzerland, and Austria through the acquisition of a key German channel partner, RTC Rapid Technologies GmbH; and made additional North American channel enhancements with the addition of W.D. Distributing, WYNIT, and Sam’s Club.

•                  Partnered with CAD industry leader PTC, to provide improved integration between PTC Creo product design software and Stratasys 3D Printing Solutions.

•                  Enhanced high-end system capabilities with release of the Objet1000 Plus 3D Production System, providing significant speed improvements; as well as introduced a new high-volume filament packaging solution for Fortus 3D Production Systems.

•                  Observed significant expansion within the dental vertical, including the further adoption of our Stratasys PolyJet based solutions for the production of custom-made orthodontic products.

•                  Announced a multi-year collaboration with the Kangshua Group that includes providing up to 1,000 Solidscape high precision 3D printers to equip multiple new service bureaus and innovation centers in China; as well as the opening of a manufacturing facility, by Kangshua, to locally assemble Solidscape 3D printers for the Chinese market.

•                  Reorganized the MakerBot channel in Europe and Asia to help leverage the existing Stratasys go-to-market infrastructure within those regions.

•                  Completed a customer event for Stratasys Direct Manufacturing (SDM) that reached 239 customers and introduced the combined SDM organization as a total solution provider that focuses on applications from prototype to production.

“We are observing positive indicators and are beginning to see tangible results that reaffirm our strategy of developing targeted solutions within key market verticals,” continued Reis. “Short-term, we will continue to make adjustments to our expenses to align with current market conditions. Long-term, we remain committed to our growth initiatives that include enhancing vertical solution capabilities, expanding customer support services, accelerating product development, and growing the sales and marketing infrastructure — all of which are designed to drive future growth.”

2015 Guidance

Due to the Company’s limited visibility regarding the timing of improvements in growth, the Company has withdrawn its previously delivered full year 2015 financial guidance, and instead has provided financial guidance for the third quarter of 2015 as follows:

•                  Total revenue in the range of $175 to $190 million, with non-GAAP net income in the range of $1.5 to $7.0 million, or $0.03 to $0.13 per diluted share.

•                  GAAP net loss of $27.0 million to $22.5 million, or ($0.52) to ($0.43) per share.

•                  Non-GAAP earnings guidance excludes $18 million of projected amortization of intangible assets; $9.5 million to $10.0 million of share-based compensation expense; $7 million to $8 million in non-recurring expenses related to acquisitions; and includes $6.0 million to $6.5 million in tax expenses related to non-GAAP adjustments.

Stratasys Ltd. Q2-2015 Conference Call Details

Stratasys will hold a conference call to discuss its second quarter financial results on July 30, 2015 at 8:30 a.m. (ET).

The investor conference call will be available via live webcast on the Stratasys Web site at www.stratasys.com under the “Investors” tab; or directly at the following web address: http://edge.media-server.com/m/p/izi2aqma.

To participate by telephone, the domestic dial-in number is 800-901-5241 and the international dial-in is 617-786-2963. The access code is 55067799.

Investors are advised to dial into the call at least ten minutes prior to the call to register. The webcast will be available for 90 days on the “Investors” page of the Stratasys Web site or by accessing the provided web address.

(Financial tables follow)

Cautionary Statement Regarding Forward-Looking Statements

Certain statements in this press are “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995, Section 27A of the Securities Act of 1933, and Section 21E of the Securities Exchange Act of 1934. Forward-looking statements are characterized by the use of forward-looking terminology such as “will,” “expects,” “anticipates,” “continues,” “believes,” “should,” “intended,” “projected,” “guidance,” “preliminary,” “future,” “planned,” “committed,”  and other similar words. These forward-looking statements include, but are not limited to, statements relating to the company’s objectives, plans and strategies, statements of preliminary or projected results of operations or of financial condition and all statements that address activities, events or developments that the company intends, expects, projects, believes or anticipates will or may occur in the future. Forward-looking statements are not guarantees of future performance and are subject to risks and uncertainties. The company has based these forward-looking statements on assumptions and assessments made by its management in light of their experience and their perception of historical trends, current conditions, expected future developments and other factors they believe to be appropriate. Important factors that could cause actual results, developments and business decisions to differ materially from those anticipated in these forward-looking statements include, among other things: the company’s ability to efficiently and successfully integrate the operations of Stratasys, Inc. and Objet Ltd. after their merger as well as MakerBot, Solid Concepts, and Harvest Technologies after their acquisitions and to successfully put in place and execute an effective post-merger integration plans; the overall global economic environment; the impact of competition and new technologies; general market, political and economic conditions in the countries in which the company operates; projected capital expenditures and liquidity; changes in the company’s strategy; government regulations and approvals; changes in customers’ budgeting priorities; litigation and regulatory proceedings; the company’s ability to satisfy the financial covenants under its revolving credit facility; and those factors referred to under “Risk Factors”, “Information on the Company”, “Operating and Financial Review and Prospects”, and generally in the company’s annual report on Form 20-F for the year ended December 31, 2014 filed with the U.S. Securities and Exchange Commission (the “SEC”), and in other reports that the company has filed with or furnished to the SEC on the date hereof. Readers are urged to carefully review and consider the various disclosures made in the company’s SEC reports, which are designed to advise interested parties of the risks and factors that may affect its business, financial condition, results of operations and prospects. Any guidance and other forward-looking statements in this press release are made as of the date hereof, and the company undertakes no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as required by law.

Non-GAAP Discussion Disclosure

The information discussed within this release includes financial results and projections that are in accordance with accounting principles generally accepted in the United States of America (GAAP). In addition, certain non-GAAP financial measures have been provided excluding certain charges, expenses and income. The non-GAAP measures should be read in conjunction with the corresponding GAAP measures and should be considered in addition to, and not as an alternative or substitute for, the measures prepared in accordance with GAAP. The non-GAAP financial measures are included in an effort to provide information that investors may deem relevant to evaluate results from the company’s core business operations and to compare the company’s performance with prior periods. The non-GAAP financial measures primarily identify and exclude certain discrete items, such as merger-related expenses, amortization of intangible assets, one time write off of deferred tax assets, impairment charges, reorganization and other related costs, and expenses associated with share-based compensation required under ASC 718. The company uses these non-GAAP financial measures for evaluating comparable financial performance against prior periods.

This release is available on the Stratasys web site at www.stratasys.com

Stratasys Ltd. (Nasdaq:SSYS), headquartered in Minneapolis, Minnesota and Rehovot, Israel, is a leading global provider of 3D printing and additive manufacturing solutions. The company’s patented FDM® and PolyJet™ 3D Printing technologies produce prototypes and manufactured goods directly from

3D CAD files or other 3D content. Systems include 3D printers for idea development, prototyping and direct digital manufacturing. Stratasys subsidiaries include MakerBot and Solidscape, and the company operates the digital parts manufacturing service Stratasys Direct Manufacturing. Stratasys has more than 2,900 employees, holds over 800 granted or pending additive manufacturing patents globally, and has received more than 30 awards for its technology and leadership. Online at: http://www.stratasys.com or http://blog.stratasys.com.

Stratasys Ltd.

Consolidated Balance Sheets

(in thousands)

	June 30,	December 31,
	2015	2014

ASSETS

Current assets
Cash and cash equivalents	$352,268	$442,141
Short-term bank deposits	150,370	595
Accounts receivable, net	136,970	150,806
Inventories	137,394	123,385
Net investment in sales-type leases	10,091	8,170
Prepaid expenses	9,898	7,931
Deferred income taxes	30,567	25,697
Other current assets	31,420	37,903

Total current assets	858,978	796,628

Non-current assets
Goodwill	1,172,125	1,323,502
Other intangible assets, net	517,085	597,903
Property, plant and equipment, net	185,992	157,036
Net investment in sales-type leases - long term	19,093	14,822
Other non-current assets	10,960	9,216

Total non-current assets	1,905,255	2,102,479

Total assets	$2,764,233	$2,899,107

LIABILITIES AND EQUITY

Current liabilities
Accounts payable	$40,687	$37,359
Short term debt	175,000	50,000
Accrued expenses and other current liabilities	50,990	47,760
Accrued compensation and related benefits	45,230	42,332
Obligations in connection with acquisitions	12,003	28,092
Deferred revenues	48,821	45,023

Total current liabilities	372,731	250,566

Non-current liabilities
Obligations in connection with acquisitions - long term	12,761	26,461
Deferred tax liabilities	36,293	55,835
Deferred revenues - long-term	6,069	5,946
Other non-current liabilities	26,677	25,091

Total non-current liabilities	81,800	113,333

Total liabilities	454,531	363,899

Redeemable non-controlling interests	2,564	3,969

Equity
Ordinary shares, NIS 0.01 nominal value, authorized 180,000 shares; 51,669 and 50,923 shares issued and outstanding at June 30, 2015 and December 31, 2014, respectively	140	139
Additional paid-in capital	2,587,168	2,568,149
Accumulated deficit	(273,090)	(33,871)
Accumulated other comprehensive loss	(7,429)	(3,647)
Equity attributable to Stratasys Ltd.	2,306,789	2,530,770
Non-controlling interest	349	469

Total equity	2,307,138	2,531,239

Total liabilities and equity	$2,764,233	$2,899,107

Stratasys Ltd.

Consolidated Statements of Operations

(in thousands, except per share data)

	Three Months Ended June 30,		Six Months Ended June 30,
	2015	2014	2015	2014
	(unaudited)	(unaudited)	(unaudited)	(unaudited)
Net sales
Products	$134,490	$154,090	$261,157	$283,342
Services	47,832	24,375	93,896	46,064
	182,322	178,465	355,053	329,406

Cost of sales
Products	67,666	73,394	166,037	134,416
Services	31,748	13,437	60,020	25,628
	99,414	86,831	226,057	160,044

Gross profit	82,908	91,634	128,996	169,362

Operating expenses
Research and development, net	25,506	18,957	52,744	35,728
Selling, general and administrative	97,581	77,929	200,189	145,546
Goodwill impairment	—	—	150,400	—
Change in the fair value of obligations in connection with acquisitions	(6,680)	628	(19,936)	(6,867)
	116,407	97,514	383,397	174,407

Operating loss	(33,499)	(5,880)	(254,401)	(5,045)

Financial income (expense)	(711)	337	(5,835)	(999)

Loss before income taxes	(34,210)	(5,543)	(260,236)	(6,044)

Income tax benefit	(11,066)	(5,370)	(20,688)	(9,958)

Net income (loss)	(23,144)	(173)	(239,548)	3,914

Net loss attributable to non-controlling interest	(213)	—	(329)	—

Net income (loss) attributable to Stratasys Ltd.	$(22,931)	$(173)	$(239,219)	$3,914

Net income (loss) per ordinary share attributable to Stratasys Ltd.
Basic	$(0.48)	$(0.00)	$(4.71)	$0.08
Diluted	(0.55)	(0.00)	(4.77)	0.08

Weighted average ordinary shares outstanding
Basic	51,405	49,373	51,181	49,323
Diluted	51,870	49,373	51,413	51,238

Stratasys Ltd.

Reconciliation of GAAP to Non-GAAP Results of Operations

(in thousands, except per share data)

	Three Months Ended June 30, 2015			Three Months Ended June 30, 2014
	GAAP		Non-GAAP	GAAP		Non-GAAP
	(unaudited)	Adjustments*	(unaudited)	(unaudited)	Adjustments*	(unaudited)
Net sales
Products	$134,490	$—	$134,490	$154,090	$—	$154,090
Services	47,832	—	47,832	24,375	—	24,375
	182,322	—	182,322	178,465	—	178,465

Cost of sales
Products	67,666	(15,975)	51,691	73,394	(14,739)	58,655
Services	31,748	(841)	30,907	13,437	(340)	13,097
	99,414	(16,816)	82,598	86,831	(15,079)	71,752

Gross profit	82,908	16,816	99,724	91,634	15,079	106,713

Operating expenses
Research and development, net	25,506	(3,016)	22,490	18,957	(1,318)	17,639
Selling, general and administrative	97,581	(24,020)	73,561	77,929	(17,617)	60,312
Change in the fair value of obligations in connection with acquisitions	(6,680)	6,680	—	628	(628)	—
	116,407	(20,356)	96,051	97,514	(19,563)	77,951

Operating income (loss)	(33,499)	37,172	3,673	(5,880)	34,642	28,762

Financial income (expense)	(711)	—	(711)	337	—	337

Income (loss) before income taxes	(34,210)	37,172	2,962	(5,543)	34,642	29,099

Income taxes (benefit)	(11,066)	6,279	(4,787)	(5,370)	6,475	1,105

Net income (loss)	(23,144)	30,893	7,749	(173)	28,167	27,994

Net loss attributable to non-controlling interest	(213)	—	(213)	—	—	—

Net income (loss) attributable to Stratasys Ltd.	$(22,931)	$30,893	$7,962	$(173)	$28,167	$27,994

Net income (loss) per ordinary share attributable to Stratasys Ltd.
Basic	$(0.48)		$0.15	$(0.00)		$0.57
Diluted	(0.55)		0.15	(0.00)		0.55

Weighted average ordinary shares outstanding
Basic	51,405		51,405	49,373		49,373
Diluted	51,870		52,705	49,373		51,196

The Company considers these non-GAAP measures to be indicative of its core operating results and facilitates a comparison of operating results across reporting periods.  The Company uses these non-GAAP measures when evaluating its financial results as well as for internal planning and forecasting purposes, however these measures should not be viewed as a substitute for the Company’s GAAP results.

* Refer to the “Reconciliation of Non-GAAP Adjustments” herein for further information regarding adjustments.

Stratasys Ltd.

Reconciliation of GAAP to Non-GAAP Results of Operations

(in thousands, except per share data)

	Six Months Ended June 30, 2015			Six Months Ended June 30, 2014
	GAAP	Adjustments*	Non-GAAP	GAAP	Adjustments*	Non-GAAP
Net sales
Products	$261,157	$—	$261,157	$283,342	$235	$283,577
Services	93,896	—	93,896	46,064	—	46,064
	355,053	—	355,053	329,406	235	329,641

Cost of sales
Products	166,037	(61,887)	104,150	134,416	(28,468)	105,948
Services	60,020	(2,250)	57,770	25,628	(774)	24,854
	226,057	(64,137)	161,920	160,044	(29,242)	130,802

Gross profit	128,996	64,137	193,133	169,362	29,477	198,839

Operating expenses
Research and development, net	52,744	(5,833)	46,911	35,728	(2,813)	32,915
Selling, general and administrative	200,189	(56,864)	143,325	145,546	(31,140)	114,406
Goodwill impairment	150,400	(150,400)	—	—	—	—
Change in the fair value of obligations in connection with acquisitions	(19,936)	19,936	—	(6,867)	6,867	—
	383,397	(193,161)	190,236	174,407	(27,086)	147,321

Operating income (loss)	(254,401)	257,298	2,897	(5,045)	56,563	51,518

Financial expense	(5,835)	—	(5,835)	(999)	—	(999)

Income (loss) before income taxes	(260,236)	257,298	(2,938)	(6,044)	56,563	50,519

Income taxes (benefit)	(20,688)	8,093	(12,595)	(9,958)	11,884	1,926

Net income (loss)	(239,548)	249,205	9,657	3,914	44,679	48,593

Net loss attributable to non-controlling interest	(329)	—	(329)	—	—	—

Net income (loss) attributable to Stratasys Ltd.	$(239,219)	$249,205	$9,986	$3,914	$44,679	$48,593

Net income (loss) per ordinary share attributable to Stratasys Ltd.
Basic	$(4.71)		$0.20	$0.08		$0.99
Diluted	(4.77)		0.19	0.08		0.95

Weighted average ordinary shares outstanding
Basic	51,181		51,181	49,323		49,323
Diluted	51,413		52,524	51,238		51,221

The Company considers these non-GAAP measures to be indicative of its core operating results and facilitates a comparison of operating results across reporting periods.  The Company uses these non-GAAP measures when evaluating its financial results as well as for internal planning and forecasting purposes, however these measures should not be viewed as a substitute for the Company’s GAAP results.

* Refer to the “Reconciliation of Non-GAAP Adjustments” herein for further information regarding adjustments.

Stratasys Ltd.

Reconciliation of Non-GAAP Adjustments

(in thousands)

	Three Months Ended June 30,		Six Months Ended June 30,
	2015	2014	2015	2014
Net sales, products
Deferred revenue step-up	$—	$—	$—	$235

Cost of sales, products
Acquired intangible assets amortization	(12,301)	(14,029)	(27,206)	(27,254)
Other intangible assets impairment	—	—	(29,782)	—
Non-cash stock-based compensation expense	(1,237)	(710)	(2,462)	(1,214)
Reorganization and other related costs	(2,437)	—	(2,437)	—
	(15,975)	(14,739)	(61,887)	(28,468)
Cost of sales, services
Non-cash stock-based compensation expense	(560)	(324)	(1,168)	(732)
Reorganization and other related costs	(75)	—	(75)	—
Merger and acquisition related expense	(206)	(16)	(1,007)	(42)
	(841)	(340)	(2,250)	(774)
Research and development, net
Non-cash stock-based compensation expense	(1,506)	(885)	(3,374)	(1,823)
Reorganization and other related costs	(617)	—	(617)	—
Merger and acquisition related expense	(893)	(433)	(1,842)	(990)
	(3,016)	(1,318)	(5,833)	(2,813)

Selling, general and administrative
Acquired intangible assets amortization	(5,684)	(5,507)	(12,140)	(10,871)
Non-cash stock-based compensation expense	(6,261)	(5,159)	(12,320)	(10,045)
Merger and acquisition related expense	(5,937)	(6,951)	(12,842)	(10,224)
Reorganization and other related costs	(6,138)	—	(6,139)	—
Impairment charges	—	—	(13,423)	—
	(24,020)	(17,617)	(56,864)	(31,140)

Goodwill impairment	—	—	(150,400)	—

Change in the fair value of obligations in connection with acquisitions
Change in the fair value of obligations in connection with acquisitions	6,680	(628)	19,936	6,867

Income taxes
Tax expense related to non-GAAP adjustments	6,279	6,475	8,093	11,884

Net income	$30,893	$28,167	$249,205	$44,679

Stratasys Ltd.

Reconciliation of GAAP to Non-GAAP Forward Looking Guidance

Three Months Ended September 30, 2015

(in millions, except per share data)

GAAP net loss	$(27) to $(22.5)

Adjustments
Stock-based compensation expense	$9.5 to $10
Intangible assets amortization expense	$18
Merger related expense	$7 to $8
Tax expense related to Non-GAAP adjustments	$(6) to $(6.5)

Non-GAAP net income	$1.5 to $7

GAAP loss per share	$(0.52) to $(0.43)

Non-GAAP diluted earnings per share	$0.03 to $0.13